August 10, 2018

Terence R. Rogers
Chief Financial Officer
Roadrunner Transportation Systems, Inc.
1431 Opus Place, Suite 530
Downers Grove, Illinois 60515

       Re: Roadrunner Transportation Systems, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Quarter Ended June 30, 2018
           File No. 001-34734

Dear Mr. Rogers:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Selected Financial Data
Consolidated Balance Sheet Data, page 32

1. We note your presentation and reconciliation of adjusted working capital, a non-GAAP measure. Please provide the disclosures concerning how management uses the measure and how the measure is useful to investors in accordance with paragraph
(C) and (D) of
      Item 10(e)(1)(i) of Regulation S-K.
Liquidity and Capital Resources
Cash Flows, page 44

2. We note that your discussion of cash flows includes a discussion of your cash flows from operating, investing, and financing activities for 2017. Please revise your discussion of
 Terence R. Rogers
FirstName LastNameTerence R. Rogers
Roadrunner Transportation Systems, Inc.
Comapany NameRoadrunner Transportation Systems, Inc.
August 10, 2018
August 10, 2018 Page 2
Page 2
FirstName LastName
         cash flows from operating, investing, and financing activities to cover the three years presented in your financial statements. Refer to Item 303(a) of Regulation S-K.
Item 9A. Controls and Procedures
Changes in Internal Control Over Financial Reporting, page 49

3. We note your disclosure under the "Remediation Plan and Status" section concerning the changes that are continually being made to your controls in light of the restatement announced in 2017. Given the nature of the items outlined in the remediation plan, including the uniform internal control policy implementation, new team members, internal audit, and enhanced compliance practices, please tell us how you concluded that there have been no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting as of December 31, 2017, March 31, 2018, and June 30, 2018. As part of your response, please tell us whether you expect to report any changes in your future periodic reports.
Financial Statements
Notes to Consolidated Financial Statements
1. Organization, Nature of Business and Significant Accounting Policies Accounts Receivable and Related Reserves, page F-7

4. We refer to the table at the top of page F-8. Given the significant write-off of $13.5 million during 2017, please tell us reason for this write-off during the year. To the extent you have significant transactions in your allowance for doubtful accounts, please revise to include footnote explanation for material changes.
9. Share-Based Compensation, page F-22

5. We note from pages F-23 and F-24 the amounts of unrecognized compensation cost for restricted stock units and stock options. Please revise to include the the weighted-average period over which such cost is expected to be recognized in accordance with ASC 718-10-
         50-2i.
Form 10-Q for the Quarter Ended June 30, 2018

Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
1. Organization, Nature of Business and Significant Accounting Policies Revenue Recognition (effective January 1, 2018), page 5

6. You disclose that the company determined that all of its major businesses act as the principal rather than the agent. On page F-10 of your Form 10-K, you indicated that certain Ascent transactions were recorded on a net basis under ASC 605 since (1) the
 Terence R. Rogers
Roadrunner Transportation Systems, Inc.
August 10, 2018
Page 3
         company did not have latitude in establishing pricing and (2) the company did not bear the risk of loss for delivery and returns. Please tell us if this represents a change in accounting policy as a result of adoption of ASC 606 or if you determined the arrangements were not material to discuss in your ASC 606 revenue policy. If it represents a change, please explain how you determined gross presentation was appropriate for these types of arrangements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-
3379 with any questions.



FirstName LastNameTerence R. Rogers                  Sincerely,
Comapany NameRoadrunner Transportation Systems, Inc.
                                                     Division of Corporation
Finance
August 10, 2018 Page 3                               Office of Transportation
and Leisure
FirstName LastName